UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

America West Resources, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
02365V-10-6
(CUSIP Number)
May 27, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly Utah Coal, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,900,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER

30,900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.8%

12	TYPE OF REPORTING PERSON

OO

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS D. Mark von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,900,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER

30,900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.8%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Matthew D. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,900,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER

30,900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.8%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Dennis C. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,900,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER

30,900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.8%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Sally A. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,900,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER

30,900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.8%

12	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G
Item 1(a) Name of Issuer.
America West Resources, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
57 West 200 South, Suite 400, Salt Lake City, Utah 84101
Item 2(a) Name of Person Filing.
This statement is filed by:
(i) Denly Utah Coal, LLC, a Texas limited liability company (“Denly”) with respect to the shares of Common Stock directly owned by it;
(ii) D. Mark von Waaden, with respect to the shares of Common Stock directly owned by Denly;
(iii) Matthew D. von Waaden, with respect to the shares of Common Stock directly owned by Denly;
(iv) Dennis C. von Waaden, with respect to the shares of Common Stock directly owned by Denly; and
(v) Sally A. von Waaden, with respect to the shares of Common Stock directly owned by Denly.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Item 2(b) Address of Principal Business Office.
The address of the business office of each reporting person is 13809 Research Boulevard, Suite 810, Austin, Texas 78750.
Item 2(c) Place of Organization.
Denly is a Texas limited liability company. Each of D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden and Sally A. von Waaden is a United States citizen.
Item 2(d) Title of Class of Securities.
Common Stock
Item 2(e) CUSIP Number.
02365V-10-6

Item 3 Reporting Person.
N/A
Item 4 Ownership.
A. Denly:
(a) Amount beneficially owned: 30,900,000
(b) Percent of class: 14.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 30,900,000
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 30,900,000
B. D. Mark von Waaden:
(a) Amount beneficially owned: 30,900,000
(b) Percent of class: 14.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 30,900,000
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 30,900,000
C. Matthew D. von Waaden:
(a) Amount beneficially owned: 30,900,000
(b) Percent of class: 14.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 30,900,000
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 30,900,000
D. Dennis C. von Waaden:
(a) Amount beneficially owned: 30,900,000
(b) Percent of class: 14.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 30,900,000
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 30,900,000

E Sally A. von Waaden:
(a) Amount beneficially owned: 30,900,000
(b) Percent of class: 14.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 30,900,000
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 30,900,000
Item 5 Ownership of Five Percent or Less of a Class.
N/A
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Each of D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden and Sally A. von Waaden serves as an officer for and a member of the board of managers of Denly. Further, each of D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden and Sally A. von Waaden are the indirect beneficial owners of 100% of the outstanding membership interests in Denly. Accordingly, each of D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden and Sally A. von Waaden may be deemed to: (i) have the power to direct the affairs of Denly, including decisions with respect to the disposition of the proceeds from the sale of the shares of Common Stock that is the subject of this Schedule 13G; and (ii) be the beneficial owner of such shares of Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
N/A
Item 8 Identification and Classification of Members of the Group.
N/A
Item 9 Notice of Dissolution of Group.
N/A
Item 10 Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2009	By:	DENLY UTAH COAL, LLC

	By:	/s/ D. Mark von Waaden
		Name:	D. Mark von Waaden
		Title:	President

Date: June 5, 2009	By:	/s/ D. Mark von Waaden
		Name:	D. Mark von Waaden

Date: June 5, 2009	By:	/s/ Matthew D. von Waaden
		Name:	Matthew D. von Waaden

Date: June 5, 2009	By:	/s/ Dennis C. von Waaden
		Name:	Dennis C. von Waaden

Date: June 5, 2009	By:	/s/ Sally A. von Waaden
		Name:	D. Mark von Waaden